ROCSOP-Centennial New York Tax Exempt Trust

Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Trust. Accordingly, the following amounts have been reclassified for June 30, 2004. Net assets of the Trust were unaffected by the reclassifications.

                        REDUCTION TO
                        ACCUMULATED NET
INCREASE TO             REALIZED GAIN
PAID-IN CAPITAL         ON INVESTMENTS(1)
-----------------------------------------
$47,059                 $47,059

1. $47,059 was distributed in connection with Trust share redemptions.